                      IN THE UNITED STATES DISTRICT COURT
                  SOUTHERN DISTRICT OF IOWA, CENTRAL DIVISION

- --------------------------------------------------------------------------------

GERALD CAUSSADE,                   )  NO.___________
SS# ###-##-####                    )
                                   )
            Plaintiff,             )
                                   )  COMPLAINT
    vs.                            )
                                   )
KNOWLEDGEWARE, INC., DONALD P.     )
ADDINGTON, FRANCIS A.              )
TARKENTON, STERLING SOFTWARE,      )
INC., WERNER FRANK, and STERLING   )
WILLIAMS.                          )
                                   )
           Defendants.             )

- --------------------------------------------------------------------------------

     COMES NOW plaintiff, Gerald Caussade, by and through the undersigned counsel of the law firm Dickinson, Mackaman, Tyler & Hagen, P.C., and states for his Complaint as follows:

                                    PARTIES
                                    -------

     1. Plaintiff Gerald Caussade was employed by KnowledgeWare, Inc. ("KWI") as the Product Marketing Director from June 7, 1994, until October 4, 1994 when Plaintiff was involuntarily terminated by KWI. Plaintiff was a citizen of Fairfield, Iowa at all times relevant herein but has since become a citizen of Florida.

     2. Defendant KnowledgeWare, Inc. is a corporation duly organized and existing under the laws of the State of Georgia. KWI has its principle place of business in Fulton County, Georgia and is registered to do business in Iowa.

     3. Defendant Donald P. Addington ("Addington") was, at all times relevant herein, The President, Chief Operating Officer, and Director of KWI. Upon information and belief, Addington is a citizen of Georgia.

     4. Defendant Francis A. Tarkenton ("Tarkenton") was, at all time relevant herein, Chairman of the Board, Chief Executive Officer and Director of KWI. Upon information and belief, Tarkenton is a citizen of Georgia.

     5. Defendant Sterling Software, Inc. ("Sterling") is a corporation duly organized and existing under the laws of the State of Delaware. Sterling has its principle place of business in Texas and is registered to do business in Iowa.

     6. Defendant Werner Frank ("Frank") was, at all times relevant herein, Executive Vice President of Sterling Software and the unofficial Acting President of KWI. Upon information and belief, Frank is a citizen of Texas.

     7. Defendant Sterling Williams ("Williams") was, at all relevant times herein, the President of Sterling Software Inc. On information and belief, Williams is a citizen of Texas .

                            JURISDICTION AND VENUE
                            ----------------------

     8. This Court's jurisdiction is based upon 28 U.S.C. (S) 1332. Plaintiff and Defendants are citizens of different states and the matter of controversy exceeds the sum of $50,000, exclusive of interest and costs. Venue is proper in this Court pursuant to 28 U.S.C. (S) 1391.

                              FACTUAL BACKGROUND
                              ------------------

     9. Plaintiff, Gerald Caussade, was the President and majority shareholder of ClearAccess Corporation ("ClearAccess") and Fairfield Software, Inc. ("Fairfield"). In that capacity, Plaintiff developed and marketed ClearAccess and ClearManager software and their derivative products.

     10. In the early half of 1994, Plaintiff received offers from two companies, IQ Software and Logic Works, to purchase substantially all of the assets of ClearAccess and Fairfield and to hire plaintiff to assist in marketing and developing the software.

     11. At or about the same time, Defendant KWI approached Plaintiff with an offer to purchase substantially all of the assets of ClearAccess and Fairfield and to hire Plaintiff as Product Marketing Director of KWI immediately following the purchase of ClearAccess and Fairfield.

     12. Under the terms of the Asset Purchase Agreement, KWI also offered the "Development Team," of which Plaintiff was a member, royalties based on product sales. These royalty payments are described as "Product Payments" in the Asset Purchase Agreement. The Development Team was to receive Product Payments of 2.5% of the sales of ClearAccess and ClearManager software and their derivative products. Under the terms of the Asset Purchase Agreement, Plaintiff was to receive 40% of the 2.5% of the product sales.

     13. KWI covenanted in the Asset Purchase Agreement that it would make all "commercially reasonable efforts" to maximize revenues from which the Product Payments were to be computed. Defendant Addington represented to Plaintiff that KWI was committed to marketing these products and that KWI was going to engage in an intensive marketing campaign over the next several years to "maximize revenues" from the sale of these products. Specifically, Defendant Addington told Plaintiff that the marketing campaign during the first year would include the development and distribution of brochures introducing the software to the market, a direct mail campaign, training of staff and a push to introduce the software in the international market.

     14. Under the terms of the KWI's Employment Contract with Plaintiff (attached as Exhibit A), Plaintiff was to receive a salary of $90,000 per year with a bonus of up to $25,000 to be paid to Plaintiff upon the completion of certain goals to be set by KWI's Senior Vice President of Operations. Defendant Addington represented to Plaintiff that the bonuses were paid on a quarterly basis and that the full bonuses were always paid because KWI was a profitable company. The Employment Contract, in accordance with the Asset Purchase Agreement, also provided that Plaintiff would be granted options to purchase 50,000 shares of KWI stock over a period of 4 years at the rate of 25% per year.

     15. During KWI's negotiations with Plaintiff concerning the Asset Purchase Agreement and the Employment Contract, KWI, through its officers, Defendants Addington and Tarkenton communicated with Plaintiff about the financial condition of KWI. Specifically, Defendants made oral and written representations to Plaintiff that KWI was in sound financial condition and that the company was earning profits. Defendants Addington and Tarkenton repeatedly assured Plaintiff of the financial stability of KWI.

     16. On one occasion, Addington traveled to Plaintiff's office in Iowa during these negotiations and assured Plaintiff that KWI had earned profits during the prior three financial quarters. Upon information and belief, Defendant Addington was responsible for determining how KWI reported revenues and receivables. Defendants Addington and Tarkenton signed financial reports filed with the Securities Exchange Commission. Addington and Tarkenton provided these statements to Plaintiff as further proof of the financial stability of KWI. On another occasion, an article appeared in the Wall Street Journal on
                                                     -------------------
June 3, 1994, which referred to KWI as "struggl[ing] to survive a cash crunch." Tarkenton called Plaintiff and the other shareholders of ClearAccess and Fairfield and expressly denied the story and stated that the article was "old news," "irresponsible" and "erroneous" and that KWI was "not in trouble" and that KWI was a "good company."

     17. When Plaintiff specifically inquired about the financial stability of KWI in relation to KWI's offer to employ him, Defendant Addington told Plaintiff that KWI was a "healthy company" and it was only experiencing some cash flow problems because of KWI's recent acquisitions and because of slow collection of receivables from Europe.

     18. Plaintiff was also told by Defendant Addington that KWI had no plans to merge or sell in the next year.

     19. Based on all of the oral and written representations made by Defendants KWI, Addington and Tarkenton, Plaintiff rejected the offers from other companies and accepted KWI's offer to purchase substantially all of the assets of ClearAccess and Fairfield. The Asset Purchase Agreement was executed on June 7, 1994.

     20. Based on all of the oral and written representations made by Defendants KWI, Addington and Tarkenton, Plaintiff rejected the offers from other companies and accepted KWI's offer to employ him. The Employment Contract was executed on June 7, 1994.

     21. On June 8, 1994, KWi filed an S-3 registration statement with the Security Exchange Commission ("SEC"). Within a few days of the filing of the S-3 registration, the SEC decided to review KWI's S-3 registration. Following several weeks of delays, Rick Gossett, KWI's Chief Financial Officer, told Plaintiff that it was "not in anyone's best interest to answer the SEC's questions" and that "if we have to answer [the SEC's] questions, we are toast." As a result, the SEC registration was delayed.

     22. Approximately 1 month after KWI purchased ClearAccess and Fairfield, in the first week of July 1994, KWI announced a 25% layoff and losses for the quarter and year end. KWI also approached IBM to renegotiate its credit line in order to avoid bankruptcy.

     23. In late July early August 1994, Defendant Sterling Software, Inc. announced its intent to acquire KWI. Following the announcement, Defendant Williams, President of Sterling Software, admitted to Plaintiff that Defendants KWI, Addington and Tarkenton had not been honest with Plaintiff about the financial condition of KWI during the negotiations to purchase ClearAccess and Fairfield. Defendant Sterling also told Plaintiff that Sterling Software had been negotiating the acquisition of KWI with Defendants Addington and Tarkenton prior to KWI's purchase of ClearAccess and Fairfield. Defendant Sterling's statements were directly contrary to the earlier oral and written representations Defendants KWI, Addington and Tarkenton had made to Plaintiff.

     24. In September 1994 KWI publicly admitted that its financial statements filed with the SEC for the first three quarter of 1994 were materially inaccurate. KWI had reported a net income of $4.5 million for the first three quarters of 1994. Because of the inaccuracy of these public reports, KWI restated its financial results for those three fiscal quarters reflecting losses of $3.6 million.

     25. Following the sale of ClearAccess and Fairfield, KWI also failed to make efforts to maximize revenues from the sale of the Clearaccess and Clear Manager software and their derivative products as covenanted in the Asset Purchase Agreement. Sales of ClearAccess and Clear Manager software and their derivative works, which were originally projected to generate $30 million in revenue, fell to an estimated $10 million.

     26. When Plaintiff's first bonus came due at the end of the first quarter, Plaintiff was told that KWI could not pay him the $6,250 bonus because of KWI's unexpected poor earnings and cash flow problems.

     27. Plaintiff feared that if KWI terminated his employment contract he would not receive his severance pay because of KWI's tenuous financial situation.

     28. In September 1994, Plaintiff was told by Geno Tolari, Executive Vice President of Defendant Sterling Software, that the only way Plaintiff could be sure to recover what KWI had promised, was to file a lawsuit. Tolari warned Plaintiff that if he filed a lawsuit against KWI Plaintiff's employment would be in jeopardy.

     29. On September 9, 1994, Plaintiff, as President of ClearAccess and Fairfield, filed a lawsuit in the federal district court in the Southern District of Iowa against KWI, Addington and Tarkenton.

     30. Following the filing of the suit, Geno Tolari told Plaintiff that he would have to speak with Defendant Williams, the President of Sterling Software, to see if Plaintiff had a conflict of interest because of the lawsuit and if Plaintiff needed to be terminated.

     31. In the last week of September, Plaintiff contacted Defendant Werner Frank, Executive Vice President of Sterling Software and Acting President of KWI, and asked Frank whether he or Defendant Williams intended to fire Plaintiff because of a conflict of interest. Defendant Frank said he would check with Defendant Williams.

     32. On October 4, 1994, Plaintiff was terminated from his employment with KWI. Plaintiff was not told the reasons for his termination.

     33. Since his termination, Plaintiff has been receiving severance payments in accordance with his employment contract which provided that Plaintiff is entitled to severance payments for 6 months if he is terminated without cause.

     34. Immediately following Plaintiff's termination, the KWI Board of Directors, voted to convert KWI shares into Sterling Software shares and make all options immediately exercisable upon the acquisition.

     35. On December 1, 1994, Sterling Software purchased KWI and all options for KWI stock were immediately exercisable.

                    COUNT I:  FRAUDULENT MISREPRESENTATION
                    --------------------------------------

     36. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     37. KWI through its agents, Defendants Addington and Tarkenton made the following representations to Plaintiff while he was considering whether to accept KWI's Employment Contract:

     a. Defendants KWI, Addington and Tarkenton repeatedly represented to Plaintiff that KWI was financially stable prior to KWI's purchase of ClearAccess and Fairfield. Specifically, Defendants made oral and written representations to Plaintiff that KWI was in sound financial condition and that the company was earning profits. On one occasion, Addington traveled to Plaintiff's office in Iowa during the negotiations and assured Plaintiff that KWI had earned profits during the prior three financial quarters. Defendants Addington and Tarkenton signed financial reports filed with the Securities Exchange Commission. Addington and Tarkenton provided these statements to Plaintiff as further proof of the financial stability of KWI.

     b.  On another occasion, an article appeared in the Wall Street
                                                         -----------
         Journal on June 3, 1994, which referred to KWI as "struggl[ing]
         -------
         to survive a cash crunch." Tarkenton called Plaintiff and the other shareholders of ClearAccess and Fairfield and expressly denied the story and stating the article was "old news," "irresponsible" and "erroneous" that KWI was "not in trouble" and that KWI was a "good company."

      c. When Plaintiff specifically inquired about the financial stability of KWI, Defendant Addington told Plaintiff that KWI was a "healthy company" and it was only experiencing some cash flow problems because of KWI's recent acquisitions and because of slow collection of receivables from Europe.

      d. Defendant Addington also represented to Plaintiff that KWI had no plans to merge or sell the company for at least one year following KWI's purchase of ClearAccess and Fairfield.

     38.  The statements by Defendants were false.

     39. Defendants knew the representations were false or made the representations with reckless disregard for the truth.

     40.  The statements by Defendants were material.

     41. Defendants made these statements for the purpose of deceiving Plaintiff and to induce him into executing the Employment Contract.

     42. Plaintiff reasonably relied upon the truth of the representations made by Defendants when he agreed to execute the Employment Contract.

     43. Defendants' actions were malicious and in reckless disregard for the rights of Plaintiff.

     44. Defendants' false representations were the proximate cause of Plaintiff's injuries and damages, including economic harm and personal injuries related to emotional distress.

     WHEREFORE, Plaintiff requests that the Court enter judgment against Defendants KWI, Don Addington and Fran Tarkenton and in favor of Plaintiff for the damages suffered by Plaintiff as a result of Defendants' fraudulent misrepresentations, plus punitive damages, interest at the highest legal rate, court costs and such other relief as the Court deems just and equitable.

                    COUNT II:  NEGLIGENT MISREPRESENTATION
                    --------------------------------------
                             TO INDUCE EMPLOYMENT
                             --------------------

     45. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     46. KWI through its agents, Defendants Addington and Tarkenton negligently made the following representations to Plaintiff while he was considering whether to accept KWI's Employment Contract:

     a. Defendants KWI, Addington and Tarkenton repeatedly represented to Plaintiff that KWI was financially stable prior to KWI's purchase of ClearAccess and Fairfield. Specifically, Defendants made oral and written representations to Plaintiff that KWI was in sound financial condition and that the company was earning profits. On one occasion, Addington traveled to Plaintiff's office in Iowa during the negotiations and assured Plaintiff that KWI had earned profits during the prior three financial quarters. Defendants Addington and Tarkenton signed financial reports filed with the Securities Exchange Commission. Addington and Tarkenton provided these state-ments to Plaintiff as further proof of the financial stability of KWI.

     b.  On another occasion, an article appeared in the Wall Street
                                                         -----------
         Journal on June 3, 1994, which referred to KWI as "struggl[ing]
         -------
         to survive a cash crunch." Tarkenton called Plaintiff and the other shareholders of ClearAccess and Fairfield and expressly denied the story stating that the article was "old news," "irresponsible" and "erroneous," that KWI was "not in trouble" and that KWI was a "good company."

     c. When Plaintiff specifically inquired about the financial stability of KWI, Defendant Addington told Plaintiff that KWI was a "healthy company" and it was only experiencing some cash flow problems because of KWI's recent acquisitions and because of slow collection of receivables from Europe.

      d. Defendant Addington also represented to Plaintiff that KWI had no plans to merge or sell the company for at least one year following KWI's purchase of ClearAccess and Fairfield.

     47.  The statements by Defendants were false.

     48. Defendants had a financial interest in supplying information to Plaintiff to entice him to accept KWI's Employment Contract.

     49. Defendants intended to supply the information, or knew that the person who received the information intended to supply it, for the benefit and guidance of third parties such as Plaintiff.

     50. Defendants intended the information to influence Plaintiff's decisions as to whether or not he would accept KWI's Employment Contract.

     51. Plaintiff acted in reliance on the truth of the information supplied by Defendants and was justified in relying on the information and promises.

     52. The negligently supplied information was a proximate cause of Plaintiff's damages.

     WHEREFORE, Plantiff requests that the Court enter judgment against Defendants KWI, Addington and Tarkenton and in favor of Plaintiff for the damages suffered by Plantiff as a result of Defendants' negligent misrepresentations, plus interest at the highest legal rate, court costs and such other relief as the Court deems just and equitable.

                      COUNT III:  WRONGFUL TERMINATION IN
                      -----------------------------------
                          VIOLATION OF PUBLIC POLICY
                          --------------------------

     53. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     54. Defendants KWI, Don Addington, Fran Tarkenton, Werner Frank and Sterling Williams caused Plaintiff's contractual relationships with KWI to be terminated.

     55. Plaintiff was terminated because as President of ClearAccess and Fairfield he authorized the lawsuit filed against Defendants KWI, Addington and Tarkenton which was filed on September 9, 1994.

     56. The termination violated the public policy of the State of Iowa. These violations included but are not limited to the following:

     a. Defendants' actions were carried out for the purpose of retaliating against Plaintiff, as the President of ClearAccess and Fairfield, for carrying out his fiduciary duties as set forth under Iowa law. These duties include but are not limited to those set forth in Iowa Code
          (SS) 490.841, 490.842, 490.830 and 490.302.

     b. Defendants' actions were carried out for the purpose of retaliating against Plaintiff, as the President of ClearAccess and Fairfield, for pursuing the companies' right to seek redress through the court system for Defendants' wrongful acts.

     57. Defendants' actions were malicious and in reckless disregard for the duties and rights of Plaintiff.

     58. As a proximate result of Defendants' conduct, Plaintiff suffered loss of income, fringe benefits, lost royalty payments under the Asset Purchase Agreement, lost stock options, lost business investment opportunities and emotional distress.

     WHEREFORE, Plaintiff requests that the Court enter judgment against Defendants KWI, Don Addington, Fran Tarkenton, Werner Frank and Sterling Williams and in favor of Plaintiff for the damages suffered by Plaintiff as a result of Defendants' wrongful termination, plus punitive damages, interest at the highest legal rate, court costs and such other relief as the Court deems just and equitable.

                         COUNT IV:  BREACH OF CONTRACT
                         -----------------------------
        (Third Party Beneficiary Claim Under Asset Purchase Agreement)

     59. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     60. Defendant KWI entered into the Asset Purchase Agreement with ClearAccess and Fairfield on June 7, 1994. Under the terms of the Asset Purchase Agreement KWI agreed to pay members of the "Development Team" royalties based on product sales. These royalty payments are described as "Product Payments" in Section 1.3(b) of the Asset Purchase Agreement. The Development Team was to receive Product Payments of 2.5% of the sales of ClearAccess and ClearManager software and their derivative products.

     61.  Under the Asset Purchase Agreement, KWI represented and covenanted in
Section 1.3(k), that for a three year period after the Closing Date, KWI would "in good faith . . . use commercially reasonable efforts to maintain, market, promote and to distribute ClearAccess and ClearManager" and "will use commercially reasonable efforts to maximize revenues from licenses of the Purchased Assets."

     62.  Plaintiff was a member of the Development Team and under the terms of
Section 1.3(b) of the Asset Purchase Agreement and Exhibit 1.3(i) ("Special Retention Incentive Plan"), Plaintiff was to receive 40% of the 2.5% of the Product Sales. As a member of the Development Team, Plaintiff was an intended third party beneficiary of the Asset Purchase Agreement.

     63. Defendant KWI materially breached the terms of the Asset Purchase Agreement in that Defendant has failed to perform the obligations and promises therein by failing to maximize revenues of the products from which the Development Team would have been entitled royalties.

     64. As a proximate result of Defendant KWI's breach of the Asset Purchase Agreement, Plaintiff, as an intended third party beneficiary, has been injured and damaged, including economic harm and personal injuries related to emotional distress.

     WHEREFORE, Plaintiff requests that the Court enter judgment against Defendant KWI in favor of Plaintiff for the damages suffered by Plaintiff as a third party beneficiary as a result of Defendants' breach of the Asset Purchase Agreement including damages to compensate him for his economic harm, emotional distress, plus interest at the highest legal rate, court costs and such other relief as the Court deems just and equitable.

                          COUNT V: BREACH OF CONTRACT
                          ---------------------------
                          UNDER IOWA CODE CHAPTER 91A
                          ---------------------------
                             (Employment Contract)

     65. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     66. Defendant KWI entered into the Employment Contract with Plaintiff, under the terms of which KWI agreed to pay Plaintiff a bonus of up to $25,000 during his first year of employment with KWI subject to the satisfaction of certain goals to be set by KWI's Senior Vice President. Defendant Addington told Plaintiff that the bonuses were always paid and that Plaintiff would receive the bonus on a quarterly basis.

     67. On information and belief, Plaintiff fulfilled the goals and when the bonus came due at the end of the first quarter Plaintiff was told that the bonus would not be paid because of the financial condition of the company.

     68. Defendant KWI materially breached the Employment Contract by failing to pay Plaintiff the bonus he was entitled to after the first quarter of his employment.

     69. Defendant's refusal to pay Plaintiff the bonus owed him was intentional and willful.

     70. Defendant's failure to pay Plaintiff the bonus owed to him upon his termination violated Iowa Code Chapter 91A.

     71. As a proximate result of Defendant KWI's breach of the Employment Contract, Plaintiff has been injured and damaged, including economic harm and personal injuries related to emotional distress.

     WHEREFORE, Plaintiff requests that the Court enter judgment against Defendant KWI in favor of Plaintiff for the damages suffered by Plaintiff as a result of Defendants' breach of the Employment Agreement in violation of Iowa Code Chapter 91A including damages to compensate him for his economic harm, emotional distress, plus interest at the highest legal rate, liquidated damages, court costs, attorneys fees and such other relief as the Court deems just and equitable.

            COUNT VI: TORTIOUS INTERFERENCE WITH BUSINESS RELATIONS
            -------------------------------------------------------

     72. Plaintiff realleges and incorporates by reference paragraphs 1-35 as though set forth fully herein.

     73. Defendants Sterling Software, Sterling Williams, Werner Frank, Don Addington and Fran Tarkenton knew of Plaintiff's contractual relationships with KWI.

     74. Defendants intentionally interfered with Plaintiff's contractual relationship with KWI, causing a termination of Plaintiff's relationships with KWI.

     75. Defendants interference was improper because it was done for the purpose of depriving Plaintiff of his income, fringe benefits, royalties, stock options and other business expectancies under the Asset Purchase Agreement and Employment Agreement and it was done in retaliation for Plaintiff pursuing litigation against KWI, Addington and Tarkenton.

     76. Plaintiff has been damaged as a result of the interference of Defendants, including economic and personal injuries due to emotional distress.

     77. Defendants actions were malicious and in reckless disregard of the rights of Plaintiff.

     WHEREFORE, Plaintiff requests that the Court enter judgment against Defendants in favor of Plaintiff for the compensatory damages and emotional distress suffered by Plaintiff as a result of Defendants' intentional interference, punitive damages, interest at the highest legal rate, court costs and such other relief as the Court deems just and equitable.


                                Respectfully Submitted,


                                /s/ BRENT APPEL / KB
                                ---------------------------------------
                                BRENT R. APPEL, ###-##-####
                                OF
                                DICKINSON, MACKAMAN, TYLER & HAGEN, P.C.
                                1600 Hub Tower, 699 Walnut Street
                                Des Moines, Iowa 50309-3986
                                Telephone: (515) 244-2600
                                FAX: (515) 246-4550

                                ATTORNEY FOR PLAINTIFF